Exhibit 23.1



The Board of Directors
Advantest Corporation:


We consent to the incorporation by reference in this registration statement on Form S-8 of Advantest Corporation of our report dated April 25, 2003 except for the last paragraph of note 17 which is as of June 27, 2003, with respect to the consolidated balance sheets of Advantest Corporation as of March 31, 2002 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31 2003, which report appears in the annual report on Form 20-F of Advantest Corporation for the year ended March 31, 2003.






/s/ KPMG

Tokyo, Japan
August 27, 2003